

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2020

Adam Kriger
Chief Executive Officer and Chief Financial Officer
ACON S2 Acquisition Corp.
1133 Connecticut Avenue NW, Ste. 700
Washington, DC 20036

> **Re: ACON S2 Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 9, 2020**
> **File No. 333-248515**

Dear Mr. Kriger:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Exhibit 23

1.   Please file a consent from your independent registered public accounting firm with your next amendment. Refer to Item 601 of Regulation S-K.

You may contact Andi Carpenter, Staff Accountant, at 202-551-3645 or John Cash, Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at 202-551-3754 or Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing